October 17, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 375-2302

Ms. Nora J. Dahlman, Esq.
Managing Director, General Counsel
ACA Capital Holdings, Inc.
140 Broadway
New York, NY 10005

Re: ACA Capital Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
October 3, 2006
File No. 333-133949

Dear Ms. Dahlman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Dilution, page 33</u>

1.   Please update and revise your dilution table to begin with net book value per share as required by Item 506 of Regulation S-K.

Business, page 106

2.   We note the charts on pages 102 and 103 illustrating typical cash flow CDO structures
        and CDS CDO structures in the industry. Please also revise to include a discussion of a
        typical partially funded CDO structure and the reasons this type of a structure is selected
        over a typical cash flow or CDS CDO structure. Please also consider including an
        illustration of a typical partially funded CDO structure to clearly highlight the differences
        between the other types of structures.   Finally, please ensure your disclosure describes
        how these partially funded CDO structures are reflected in your consolidated financial
        statements and the types of fees and revenues earned in connection with these structures.

Results of Operations, page 47

Net Realized and Unrealized Gains (Losses on Derivative Instruments, page 50

3.   Please tell us why you believe it is appropriate to include the net realized and unrealized
        gains (losses) incurred on interest rate swaps, synthetic equity positions and interest rate
        caps related to your CDO Asset Management business within a component of total
        revenues.

Consolidated Financial Statements

Consolidated Statement of Stockholders' Equity, page F-24

4.   We note your additional correspondence dated October 3, 2006 that discusses the
        identification of an inadvertent clerical error in the Statement of Stockholders' Equity in
        your audited financial statements. We are unable to concur with your immateriality
        conclusion related to the misstatement after considering both your quantitative and
        qualitative analysis. Please restate your Statement of Stockholders' Equity to correct the
        error and include the disclosures required by paragraph 26 of SFAS 154.

Note 2 – Summary of Significant Accounting Policies, page F-26

Premium Revenue Recognition, page F-2

5.   We note your response to comments 3 and 5 of our letter dated September 27, 2006 and
        continue to evaluate your presentation of revenues related to credit default swaps (CDS)
        as insurance premium written. Please provide us with a reconciliation, by segment, of
        gross premiums written to premiums earned both for CDS premiums (which are
        derivative contracts) and other financial guaranty premiums for each period presented in
        the filing.

6.   We note your response to comment 4 of our letter dated September 27, 2006. Please tell us if you have ever declined any requests by counterparties to early terminate any credit default swaps. In addition, please revise your filing to disclose that you are open to considering early termination of credit default swaps, based on the fact that you terminated three transactions early in the first six months of 2006.

CDO Asset Management Business and Related Derivative Activity, page F-35

7.   Please revise to discuss the nature of the premiums earned by the CDO Asset Management segment.   Please specifically describe the circumstances these premiums are earned and whether they are only recognized on certain types of transactions (i.e. synthetic transactions or partially funded transactions).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar at (202) 551-3781 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Valerie Ford Jacob, Esq.
        Stuart H. Gelfond, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, New York 10004